Filed Pursuant to Rule 424(b)(3)

Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 11 DATED OCTOBER 7, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 7 dated July 15, 2011, Supplement No. 8 dated August 24, 2011, Supplement No. 9 dated September 6, 2011 and Supplement No. 10 dated September 15, 2011. Terms used and not otherwise defined in this Supplement No. 11 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose:

•	the status of our public offering;

•	our acquisition of a multitenant retail center located in Hesperia, California; and

•	clarifications with respect to our share redemption plan.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of September 30, 2011, we had accepted investors’ subscriptions for and issued 4,553,590 shares of our common stock in our initial public offering, including 82,830 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $45,142,485. As of September 30, 2011, approximately 95,491,741 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

Acquisition of Property

On September 23, 2011, or the closing date, we acquired a fee simple interest in a multi-tenant necessity retail center located in Hesperia, California, commonly referred to as Topaz Marketplace, or the Topaz property, through TNP SRT Topaz Marketplace, LLC, or TNP SRT Topaz, an indirect wholly owned subsidiary of TNP Strategic Retail Operating Partnership, LP, our operating partnership, pursuant to a Real Estate Purchase Agreement and Escrow Instructions, dated as of April 29, 2011, as amended, by and between TNP SRT Topaz and Hesperia – Main Street, LLC, a third party seller.

Financing and Fees

TNP SRT Topaz acquired the Topaz property for an aggregate purchase price of $13,500,000, exclusive of closing costs and certain fees payable to the seller, or approximately $268 per square foot. TNP SRT Topaz financed the payment of the purchase price for the Topaz property with (1) proceeds from our initial public offering and (2) approximately $8,000,000 in funds borrowed under our existing revolving credit agreement, or the credit agreement, with KeyBank National Association, or KeyBank. For additional information on the terms of the funds borrowed under the credit agreement, see “Topaz Property Loan” below. An acquisition fee of approximately $337,500 was paid to our external advisor, TNP Strategic Retail Advisor, LLC, in connection with the acquisition of the Topaz property.

Topaz Property Loan

TNP SRT Topaz financed the payment of a portion of the purchase price for the Topaz property with the proceeds of an advance in the original principal amount of $8,000,000 under the credit agreement, or the Topaz loan. The Topaz loan is designated as a borrowing under the A tranche of the Credit Agreement and bears interest at a variable rate of 5.5% per annum pursuant to the terms of the credit agreement. Subject to certain earlier repayments of amounts borrowed pursuant to the temporary increase (as discussed below), the entire unpaid principal balance of the Topaz loan and all accrued and unpaid interest thereon is due and payable in full on December 17, 2013, subject to extension to December 17, 2014 pursuant to the terms of credit agreement.

TNP SRT Topaz entered into a Joinder Agreement with KeyBank whereby TNP SRT Topaz agreed to become a party to the credit agreement as a borrower (as defined in the credit agreement) and absolutely and irrevocably agreed to assume, on a joint and several basis with each other borrower, all of the obligations of the borrowers under the credit agreement. TNP SRT Topaz also entered into a Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing made for the benefit of KeyBank with respect to the Topaz property for purposes of securing the borrowers’ obligations under the credit agreement.

In connection with the Topaz loan, we, our operating partnership, TNP SRT Secured Holdings, LLC, a wholly owned subsidiary of our operating partnership, or TNP SRT Holdings, and TNP SRT Moreno Marketplace, LLC, or TNP SRT Moreno, TNP SRT San Jacinto, LLC, or TNP SRT San Jacinto, TNP SRT Craig Promenade, LLC, or TNP SRT Craig Promenade, TNP SRT Northgate Plaza Tucson, LLC, or TNP SRT Northgate, TNP SRT Pinehurst East, LLC, or TNP SRT Pinehurst, and TNP SRT Topaz, each a wholly owned subsidiary of TNP SRT Holdings, entered into an Environmental and Hazardous Substances Indemnity Agreement, or the environmental indemnity, pursuant to which we and the other parties to the environmental indemnity will, on a joint and several basis, indemnify, defend and hold harmless KeyBank, each lender under the credit agreement and each of their respective parents, subsidiaries, affiliates, shareholders, directors, officers, employees and agents from and against any damages, losses, liabilities, claims, suits, costs or expenses of any kind that any of such parties may incur as a result of or arising directly or indirectly from or out of, among other things, (1) the release or threatened release of certain hazardous substances or wastes on, in, under or affecting the Topaz property or emanating from the Topaz property, (2) any material violation of any environmental laws applicable to the Topaz property or TNP SRT Topaz, (3) any failure of TNP SRT Topaz to comply with the terms and conditions of the environmental indemnity in all material respects, and (4) the enforcement of the environmental indemnity.

Amendment of Credit Agreement

In connection with the Topaz Loan, we, our operating partnership, TNP SRT Holdings, TNP SRT Moreno, TNP SRT San Jacinto, TNP SRT Craig Promenade, TNP SRT Northgate, TNP SRT Pinehurst, TNP SRT Topaz, TNP Property Manager, LLC, or the property manager, our advisor and KeyBank entered into a Fourth Omnibus Amendment and Reaffirmation of the loan documents relating to the credit agreement, or the Fourth Omnibus Amendment. The Fourth Omnibus Amendment amends the credit agreement to increase the maximum aggregate commitment of KeyBank under the credit agreement from $38 million to $45 million, which we refer to as the “temporary increase.” The Fourth Omnibus Amendment also amends the credit agreement to provide that the temporary increase (1) will be reduced on or prior to October 25, 2011 by an amount necessary to reduce the tranche A commitment to $43 million, at which point any amounts outstanding under the credit agreement in excess of $43 million will be due and payable in full, and (2) will otherwise remain in effect until December 22, 2011, at which time any amounts outstanding under the credit agreement in excess of $35 million will become immediately due and payable in full.

The Fourth Omnibus Amendment also amends the credit agreement to provide that the borrower will pay to KeyBank (1) a $160,000 exit fee in the event that the borrower obtains any replacement financing on the Topaz property other than a commercial mortgage backed security loan from KeyBank or its affiliates, to be due and payable simultaneously with the closing of such replacement financing, and (2) a $20,000 fee in connection with making the Topaz loan available.

In connection with the Fourth Omnibus Amendment, TNP SRT Holdings, TNP SRT Moreno, TNP SRT San Jacinto, TNP SRT Craig Promenade, TNP SRT Northgate, TNP SRT Pinehurst, TNP SRT Topaz and KeyBank entered into an amendment to the revolving credit note in favor of KeyBank which evidences borrowings under the credit agreement, or the note, in order to increase the principal amount of the note from $38 million to the lesser of (1) $45 million or (2) the aggregate unpaid principal amount outstanding under the note.

Management of the Property

In connection with the acquisition of the Topaz property, TNP SRT Topaz and the property manager entered into a Property and Asset Management Agreement, or the management agreement, pursuant to which TNP SRT Topaz engaged the property manager to supervise, manage, lease, operate and maintain the Topaz property. Pursuant to the management agreement, TNP SRT Topaz will pay the property manager an annual management fee, or the management fee, payable in monthly installments, equal to 5.0% of Gross Revenue (as defined in the management agreement). In addition, upon a sale of the Topaz property, TNP SRT Topaz will pay the property manager an amount equal to one monthly installment of the management fee as compensation for work to be performed by the property manager in connection with the sale and/or completion of managing matters relating to the tenants of the Topaz property.

Description of the Property

The Topaz property was constructed in 2008, is situated on approximately 6.09 acres of land and is comprised of approximately 50,359 square feet of leasable area and a 2,900 square foot fully improved developable pad site that may be ground leased or developed in the future. The Topaz property was 100% leased as of the closing date and is anchored by a Fresh & Easy Neighborhood Market, the U.S. division of TESCO, or Fresh & Easy, a supermarket chain with stores throughout the Western United States. According to Deloitte & Touche’s Tohmatsu’s Global Powers of Retailing 2010 Report, TESCO is the world’s fourth-largest retailer. Fresh & Easy is the largest tenant at the Topaz property, occupying approximately 14,009 square feet, or approximately 28% of the rentable square feet at the Topaz property, pursuant to a lease that expires in August 2028. Other significant tenants at the Topaz property include Wood Fire Grill Buffet, which occupies approximately 10,347 square feet, or approximately 20.5% of the rentable square feet at the Topaz property, pursuant to a lease that expires in October 2023, DaVita Dialysis, which occupies approximately 7,500 square feet, or approximately 14.9% of the rentable square feet at the Topaz property, pursuant to a lease that expires in August 2018, and Pizza Factory, which occupies approximately 2,637 square feet, or approximately 5.2% of the rentable square feet at the Topaz property, pursuant to a lease that expires in October 2018. Fresh & Easy has the option to renew its lease at the Topaz property for up to four additional terms of five years each, Wood Fire Grill Buffet has the option to renew its lease at the Topaz property for up to three additional terms of five years each and DaVita Dialysis and Pizza Factory both have the option to renew their respective leases at the Topaz property for up to two additional terms of five years each. Other nationally and regionally recognized tenants at the Topaz property include metroPCS and American General Financial Group. Approximately 68.0% of the rentable square feet at the Topaz property is occupied by tenants that have a strong national or regional brand recognition.

The following table reflects lease expirations at the Topaz property over the next ten years:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (1)	Percent of Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	Percent of Leased Rentable Square Feet Expiring
2011	—	$—	— %	—	— %
2012	—	$—	— %	—	— %
2013	3	$113,561	10.45%	4,030	8.24%
2014	2	$66,606	6.13%	2,612	5.34%
2015	3	$17,504	10.82%	4,800	9.81%
2016	—	$—	— %	—	— %
2017	—	$—	— %	—	— %
2018	2	$258,104	23.76%	10,137	20.73%
2019	—	$—	— %	—	— %
2020	2	$76,326	7.03%	2,974	6.08%
Thereafter	2	$454,240	41.81%	24,356	49.80%

Total	14	$1,086,341	100.00%	48,909	100.00%

(1)	Annualized base rent represents annualized contractual base rental income as of September 30, 2011.

The City of Hesperia is located in the Victor Valley region of San Bernardino County, 35 miles northeast of San Bernardino and about 80 miles northeast of Los Angeles. With direct access to Interstate 15 and State Highway 395, Hesperia is easily accessible to commuters and commercial users. The Buxton Company reports that over 78,000 residents live within the city limits and have an average household income of $65,205. The Bureau of Labor Statistics reported a seasonally unadjusted unemployment rate of 13.4% in April 2011 for the Riverside-San Bernardino-Ontario MSA, down from 14.0% one year earlier.

The Topaz property, and specifically the Fresh & Easy Neighborhood Market store that anchors the Topaz property, face competition from similar retail properties located in and around the Hesperia, California area, including two Stater Bros. stores, a Vons Market and a WalMart Supercenter (to be developed in 2012), all of which are located within a five-mile radius of the Topaz property.

Management currently has no material plans for capital improvements at the Topaz property and believes that the Topaz property is suitable for its intended purpose and adequately covered by insurance. For the fiscal year ended December 31, 2010, the Topaz property paid real estate taxes of approximately $148,000.

Information regarding average occupancy rate and the average effective annual rental rate per square foot for the Topaz property for each of the prior five years is not currently available to us at this time.

The capitalization rate for Topaz property as of the closing date was 8.27% based on the in-place occupancy rate as of that date. Capitalization rates represent a widely followed measure of initial yield on investment. We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

Clarifications With Respect to Our Share Redemption Program

The following should be read in conjunction with, and supplements, the disclosure in our prospectus regarding our share redemption program.

Our share redemption program may provide our stockholders with an opportunity to have their shares of common stock redeemed by us, subject to certain restrictions and limitations. Share redemptions sought upon a stockholder’s death or disability are treated differently from other share redemption requests in the following ways:

•	there is no one-year holding requirement with respect to redemptions sought upon a stockholder’s death or disability;

•

until we begin obtaining appraisals of the value of our real estate and real estate-related assets, the redemption price for shares redeemed upon a stockholder’s death or disability will be the amount paid to originally acquire the shares being redeemed; and

•

once we begin obtaining appraisals of the value of our real estate and real estate-related assets, the redemption price for shares redeemed upon a stockholder’s death or disability will be the greater of (1) 100% of the average price per share the original purchaser or purchasers of the shares paid to us (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) and (2) 100% of the estimated per share value of our common stock, as determined by the most recent appraisal.